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Brian Hawkins · 2nd

Serial Entrepreneur (StyleSeek Co-Founder, PreFAB Maker Space Founder), Mentor, Marketing, Retail, Media & Brand Consultant & Educator, Maker Market Blogger (BootHunter & Made.Matters) / Head Of Marketing Lash.Live

Julian, California, United States · 500+ connections ·

Contact info

UC San Diego Extension

Thunderbird School of Global Management

Open to work
Marketing Manager, Media Specialist, Professor, Dean Of Students and Advertising Specialist roles
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About

Graduate of University of San Diego and Thunderbird. In 1993, I founded my agency, Catalyst Marketing, emphasizing strategic marketing, advertising, branding, sales and special events. My clients have included, ... see more

Activity

3,270 followers



Both my homes are located within state and federal parks surrounded areas....
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Clubhouse
Drop-in Audio

Looking forward to this...
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 **Nathan, I'd love to catch up with you and show you what were building for...**
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 **I was some months to a year old when this was taken, but my older...**
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Experience

 **Professor**
UC San Diego Extension
1998 – Present · 23 yrs

Marketing, Advertising, Business Plan Development, Cause Marketing

 **Niels Brock California International Business University**
10 yrs 10 mos

 **Dean of Student Affairs, Director International Programs**
Jan 2010 – May 2020 · 10 yrs 5 mos
550 West B Street, San Diego CA 92101

I oversaw a variety of areas including student life, special events, alumni programming, study tours, entrepreneurship, innovation, media curriculum development, and business affairs.

 **Acting President**
Full-time
Aug 2009 – May 2020 · 10 yrs 10 mos
San Diego, California

 **Professor**
FIDM · Part-time
2009 – Jan 2017 · 8 yrs
San Diego, California, United States

Professor of International Marketing, Marketing & Trends, Past Present & Future

 **Co-Founder & Director of Consumer Marketing**
StyleSeek
Nov 2010 – Jul 2015 · 4 yrs 9 mos
Greater Chicago Area

StyleSeek(tm) is a fast, simple, online, socially based gathering place for men to discover styles, search apparel and accessory options by occasion and element, and purchase with confidence. The mission of StyleSeek(tm) is to provide men with a non-invasive, socially

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based, curated experience in the search for, discovery and purchase of apparel and ⋯ See more

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Founder

PreFAB Space LLC

Dec 2013 – Nov 2014 · 1 yr

Greater San Diego Area

PreFABsd combines a shared co-working, pop-up retail, special event, networking and learning space for creative designers and manufacturers in San Diego. PreFABsd occupies a unique and iconic space that once served as a courtroom and judge's chambers, center for Naval Intelligence in WWII, and later Crime Scene Investigation (CSI) Lab in the hist ...see more

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Education

Thunderbird School of Global Management

MBA, Marketing

1990 – 1992

Activities and Societies: French Club, Fitness Club, UN Society

Paris Program, InterAd, Honors in International Political Economy

Thunderbird School of Global Management
Master of Business Administration - MBA, International/Global Studies
1988 – 1990
Activities and Societies: Studied in Paris France, focused on international business, marketing and media. Member of the French Club, Team Member in Sumner Wyman's InterAd.

Global Marketing/Advertising Focus. International Studies Program: (Paris, France), InterAd: Faculty Selected – Distinction Internship: European Market Development Program for Kellogg's Corn Flakes Brand.

Thunderbird School of Global Management
Master of Business Administration - MBA, International Business
1988 – 1990

Global Marketing/Advertising Focus. International Studies Program: (Paris, France), InterAd: Faculty Selected – Distinction Internship: European Market Development Program for Kellogg's Corn Flakes Brand.

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Volunteer experience

Volunteer
Kids Korps USA
Jan 2010 – Dec 2013 · 4 yrs

Project development, securing sponsorship, hands-on activity





